September 16, 2024

Ting Kin Cheung
Chief Executive Officer
Plutus Financial Group Limited
8/F, 80 Gloucester Road
Wan Chai, Hong Kong

       Re: Plutus Financial Group Limited
           Amendment No. 4 to Registration Statement on Form F-1
           Filed August 28, 2024
           File No. 333-276791
Dear Ting Kin Cheung:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 21, 2024 letter.

Amendment No. 4 to Registration Statement on Form F-1
Margin Financing, page 4

1. We note your disclosure that you assess collectability in part by ensuring the presence of an effective personal guarantee. Given that you do not appear to have received any collateral related funds from personal guarantees, please revise your disclosures to explain how you determine that a personal guarantee is effective or to clarify, if true, that you are just saying you ensure a personal guarantee is in place. In addition, disclose whether and how you assess changes in the financial capabilities of individuals providing a financial guarantee while a margin loan is outstanding.
Management's Discussion aand Analysis of Financial Condition and Results of Operations
Operating Expenses, page 63

2. Please revise your disclosures to quantify the amount of any principal and interest charged
 September 16, 2024
Page 2

       off in relation to the nine borrowers you discuss, and explain whether and where this is reflected in your roll forward.
3. We note your revised disclosure on page 63 in response to comment 1. Please expand your disclosure to describe the material terms of the agreements with the account executives, including the termination provisions and any provisions related to the renegotiation of commission rates. In addition, please include these agreements as exhibits to your registration statement.
       Please contact Marc Thomas at 202-551-3452 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact
Sonia Bednarowski at 202-551-3666 or Jessica Livingston at 202-551-3448 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance